Exhibit 16.1

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AmisanoHanson
CharteredAccountants

June 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for Modern City Entertainment, Inc. (formerly Azul Studios International Inc.) (the “Company”).  We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8-K dated June 1, 2007 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.  We have no basis to agree or disagree with other statements of the Company contained therein.

Yours very truly,

“Amisano Hanson”

AMISANO HANSON